UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                    BBVA: Results for January - September 2005
         Net attributable profit at BBVA rises 24.9% to €2.72 billion

- Earnings per share (EPS) rise 24% and return on equity (ROE) now stands at
35.2%, the highest among European banks

- Operating profit is growing faster, at 19.7%, thanks to a sharp increase in profitable business and revenues in all three business areas and in the group as a whole

- All margins are growing faster: net interest income is up 14.5%, core revenues 14.1% and ordinary revenues 14.3%

- Efficiency (cost/income ratio) has improved to 43.6% against 44.7% a year ago. Including depreciation it has improved 1.9 percentage points to 47%

- Retail Banking in Spain and Portugal has increased lending by more than 20%
and fund-gathering by 11.6%. Its operating profit rose 14.3% and net attributable profit increased 13.3% to €1.2 billion.

- Wholesale and Investment Banking increased operating profit by 42.6% and net attributable profit rose 59.8% to €447m

- In the Americas business activity is up sharply, operating profit is growing faster (at 36.4%) and net attributable profit rose 60.2% to €1.3 billion

- BBVA Bancomer increased growth in the more profitable business lines, operating profit increased 50.2% and net attributable profit jumped 73.4% to
€835m

- The group improved loan quality yet again. The non-performing loan ratio fell to 0.98% (previously 1.29%) and coverage increased to 246.4% (211.7%)

- BBVA reinforced capital adequacy. The BIS ratio increased to 12.7% and core capital stands at 5.9% (compared to 12.2% and 5.8%, respectively, in June
2005)

BBVA today announced net attributable profit for the year to September of
€2.72 billion, an increase of 24.9%. Earnings per share (EPS) are up 24%. The favourable performance is a result of the high level of activity in all recurrent margins, which led to an increase of 19.7% in operating profit. This validates the group’s strategy of growth in profitable activities and it was supported by important increases in revenue in all three business areas. Net attributable profit in the quarter climbed 35.7% to €914m.

In the year to September, BBVA strengthened its position as the most profitable bank in Europe with ROE (return on equity) of 35.2%, compared to
33.3% a year earlier. Furthermore the cost/income ratio improved to 43.6% and
47% with depreciation (44.7% and 48.9%, respectively, a year ago). The BIS ratio has risen to 12.7%, core capital stands at 5.9% (12.2% and 5.8%, respectively, in June). The non-performing loan ratio is now 0.98% (1.29% a year earlier) and coverage is 246.4% (previously 211.7%). In summary, the figures demonstrate the success of the group’s strategy of profitable growth and creation of value.

The figures for the first nine months of the year reflect the surge in profitable business activity in all business areas and the sharp rise in revenues. There were significant advances in all margins on the group income statement, net interest income grew 14.5%, core revenues 14.1% and ordinary revenues 14.3%.

The group’s total assets grew 15.2% to €374.8 billion, total lending stands at
€208.2 billion (up 23.7%) and customer funds are €380.0 billion (up 19.4%).

BBVA paid a second interim dividend of €0.115 per share on 10th October, an increase of 15%. It is the top European bank in terms of profitability with an
ROE of 35.2%. Earnings per share (EPS) have increased 24%.

The third quarter results were obtained in a context of higher oil prices, rising rates in the USA and stable rates in Europe. The Spanish economy continued to outperform the rest of the euro zone although inflation is higher and the trade deficit is widening. Latin-American growth rebounded; debt spreads were lower and inflation is under control. This opens the door to lower interest rates in the future.

The most relevant aspects of the BBVA Group in the first nine months of 2005 are summarised below:

 - In the third quarter the group generated net attributable profit of €914m.
This was 35.7% higher than the €674m obtained in the same period last year.
Like previous quarters, recurrent revenues were the main driver behind the increase in profit.

 - Progressive acceleration of growth in all margins on the income statement brought net attributable profit in the first nine months to €2.72 billion, a year-on-year increase of 24.9%. Earnings per share increased 24% and return on equity rose to 35.2%.

 - The positive performance of revenues, especially net interest income, net fee income and insurance (with year-on-year increases that were higher than in
June) resulted in a 19.7% increase in operating profit (17.7% at the half-year). Growth of revenues and operating profit was higher in all business areas.

 - Ordinary revenues increased 14.3% in the first nine months, exceeding the half-year figure of 11.8%. This was the result of a 14.5% rise in net interest income (11.1% at the half-year), driven by higher business volume, and of net fee income and insurance, which grew 13.6% (10.5% in June).

 - Operating expenses including depreciation increased 10.3%, which was less than revenues. On a like-for-like basis (ie, excluding Laredo National
Bancshares, Hipotecaria Nacional and  Valley Bank) the increase in expenses was 7.4%.

 - Thus the cost/income ratio improved to 43.6% against 44.7% for the first nine months of 2004. Including depreciation, the ratio is 47.0% and the year-on-year improvement increases to 1.9 percentage points.

 - Despite higher lending, non-performing loans (NPLs) declined. This brought the NPL ratio to 0.98% at 30-Sep-05 against 1.29% a year earlier. Coverage rose to 246.4% (211.7% at 30-Sep-04).

 - Core capital at 30-Sep-05 stands at 5.9%, in line with the group’s target.
Tier 1 capital is 7.9% and the BIS ratio 12.7%.

 - On 10th October the group paid a second interim dividend of €0.115 against
2005 results. This was the same amount as the July dividend and 15% higher than dividends last year.

 - Retail Banking in Spain and Portugal continued to increase lending by more than 20% year-on-year. This was supported by lending to SMEs and mortgages.
Customer funds  rose faster, at 11.6%. Net interest income, net fee income and insurance grew faster than at the half-year. This helped ordinary revenues increase 8.5%, operating profit 14.3% and net attributable profit rose 13.3%
to €1.2 billion.

 - In the third quarter results in Wholesale and Investment Banking were higher than the same period last year, especially in the markets unit.
Ordinary revenues rose 25.3% in the year to September and operating profit climbed 42.6%. Net attributable profit came to €447m, an increase of 59.8%.

 - The Americas Area continues to report high growth in banking activity as well as insurance and pensions. This helped to lift year-on-year growth of net interest income to 29.3% and operating profit growth to 36.4%. Net attributable profit came to €1.33 billion, an increase of 60.2%. In a like-for-like comparison based on the same units, operating profit grew 31.3%
and attributable profit 53.2%.

 - Bancomer continued to be the outstanding performer with sharp gains in the more profitable business lines (ie, consumer finance and cards on the credit side and transactional accounts in terms of customer funds). Revenues were higher (37.7% in net interest income and 19.8% in net fee income). Thus operating profit rose 50.2% and net profit climbed 62.9% to €836m (53.0%
excluding Hipotecaria Nacional).

________________________________________________________________________________

--------------------------------------------------------------------------------
BBVA Group Highlights (Consolidated figures)

BALANCE SHEET (million euros)   30-09-05  30-09-04  % increase 31-12-04

Total assets                  374,828  325,247 15.2  332,743
Customer lending (gross)         208,156  168,274 23.7  176,086
On-balance sheet customer funds  238,143  197,747 20.4  203,023
Other customer funds          141,828  120,473 17.7  121,553
Total customer funds          379,971  318,220 19.4  324,576
Equity                     16,940   12,773 32.6   13,840
Shareholders’ funds (including
 profit for the year)           12,522   10,556       18.6      11,032

INCOME STATEMENT (million euros)
Net interest income            5,187    4,530       14.5    6,131
Core revenues                    8,489    7,438   14.1   10,031
Ordinary revenues            9,328    8,159       14.3   11,031
Operating profit            4,867    4,065       19.7    5,501
Pre-tax profit                    4,130    3,151   31.1    4,137
Net attributable profit            2,728    2,184  24.9       2,923

DATA PER SHARE AND MARKET CAPITALIZATION
Share price                    14.59    11.08 31.7       13.05
Market capitalization
 (million euros)           49,473   37,571 31.7   44,251
Net attributable profit             0.80     0.65 24.0     0.87
Book value                     3.69     3.11 18.6     3.25
PER (Price/earnings
 ratio; times) (1)             13.4     12.9      15.1
P/BV (Price/book value ratio; times) 4.0      3.6       4.0

SIGNIFICANT RATIOS (%)
Operating profit/ATA             1.78     1.70      1.70
ROE (Net attributable
 profit/Average equity)             35.2     33.3      33.0
ROA (Net profit/ATA)             1.07     0.97      0.96
RORWA (Net profit/Risk
 weighted average assets)     1.83     1.60      1.62
Efficiency ratio             43.6     44.7      44.9
Efficiency ratio including
 depreciation and amortization     47.0     48.9      49.0
NPL ratio                     0.98     1.29      1.15
NPL coverage ratio            246.4    211.7     219.4

CAPITAL ADEQUACY RATIOS (BIS Regulation) (%)
Total                            12.7      12.1      12.4
Core capital                     5.9       5.9       5.9
TIER I                             7.9       7.8       8.0

OTHER INFORMATION
Number of shares (million)   3,391     3,391     3,391
Number of shareholders       1,012,975 1,117,771        1,081,020
Number of employees          91,770    87,625    87,112
.. Spain                          31,188    31,106    31,056
.. America (2)                  58,643    54,553    54,074
.. Rest of the world           1,939     1,966     1,982
Number of branches           7,208     6,979     6,868
.. Spain                           3,510     3,382     3,385
.. America (2)                   3,526     3,411     3,303
.. Rest of the world             172       186       180
_______________________________________________________
(1) The 2005 PER is calculated taking into consideration the median of the analysts' estimates (October 2005).
(2) Includes those related to the BBVA Group' s banking, pension fund managers and insurance companies in all the American countries in which it is present.

________________________________________________________________________________--------------------------------------------------------------------------------
BBVA CONSOLIDATED INCOME STATEMENT (Million euros)
                             Memorandum item:
                                                                  Increase at
                       January         %       January       constant
                           September-05  increase  September-04 exchange rates

Core net interest income 5,003     14.7 4,364       15.1
Dividends                   183     10.4   166       10.2

NET INTEREST INCOME         5,187     14.5 4,530       14.9
Net income by the equity method    79     11.6    70       11.7
Net fee income                 2,875     13.1 2,541       13.0
Income from insurance activities  349     18.1   296         18.2

CORE REVENUES                 8,489     14.1 7,438       14.4
Net trading income           839     16.3   722       16.6

ORDINARY REVENUES         9,328     14.3 8,159       14.6
Net revenues from
 non-financial activities   110     45.9    76       46.0
Personnel costs                (2,620)      9.3       (2,398)        9.4
General expenses        (1,562)     15.7       (1,350)       16.1
Depreciation and amortization  (323)     (4.4)  (338)       (4.7)
Other operating
 income and expenses (net)   (66)    (20.9)   (83)      (20.5)

OPERATING PROFIT         4,867     19.7 4,065       20.1
Impairment losses on
 financial assets (net)          (558)     (6.4)  (596)       (6.9)
 - Loan-loss provisions          (531)    (10.7)  (595)      (11.2)
 - Other                   (27)     n.m.    (2)       n.m.
Provisions (net)          (329)    (53.9)  (714)      (53.8)
Other income / losses (net)   151    (62.0)   396      (61.9)
 - From disposal of
        equity holdings            19    (93.3)   283      (93.3)
 - Other                   132     16.1   113       17.7

PRE-TAX PROFIT                 4,130     31.1 3,151       31.7
Corporate income tax        (1,207)     46.3  (825)       46.4

NET PROFIT                 2,924     25.7 2,326       26.4
Minority interests          (196)     38.1  (142)       44.2

NET ATTRIBUTABLE PROFIT         2,728     24.9 2,184       25.3

EARNINGS PER SHARE CALCULATION
Average ordinary shares in
 circulation (thousand)     3,390,852      0.7    3,365,943
Basic earnings per share  0.80     24.0  0,65
Diluted earnings per share  0.80     24.0  0,65

________________________________________________________________________________--------------------------------------------------------------------------------

BBVA: CONSOLIDATED BALANCE SHEET  (Million euros)

                                30-09%       30-09   30-06   31-12
                          2005  increase    2004   2005    2004

Cash and balances at Central Banks    13,239 51.2   8,757  13,799  10,123
Trading portfolio assets       44,516 12.0  39,732  53,437  43,432
Other financial
 instruments at fair value        1,380 63.0     847     925   1,118
Financial instruments
 available for sale               52,874  3.0  51,322  52,315  58,053
Loans                             235,305 18.5 198,566 231,303 197,483
.. Due from banks              25,037  1.1  24,774  25,076  17,571
.. Loans to customers             202,894 24.2 163,351 195,286 171,339
.. Other                               7,374    (29.4)  10,442  10,942   8,573
Fixed income portfolio held
 to maturity                       3,930 42.1   2,766   3,519   2,195
Investments in associates       1,416 (7.9)   1,538   1,392   1,369
Property and equipment               4,256  6.6   3,991   4,249   3,939
Intangible assets               1,716 92.7     891   1,675     809
Other assets         16,195     (3.8)    16,838  15,078  14,223
TOTAL ASSETS                     374,828 15.2 325,247 377,694 332,743

Trading portfolio liabilities      19,595 55.4  12,610  18,212  12,379
Other financial
 liabilities at fair value         768 (9.9)     852     775     834
Financial liabilities at
 amortised cost                     304,209 13.1 269,088 310,616 271,179
.. Deposits by Central
       Banks and banks              61,363    (10.9)  68,856  69,093  64,628
.. Due to customers             166,128 11.8 148,651 168,204 149,030
.. Marketable debt securities      62,434 50.2  41,564  59,666  45,503
.. Subordinated debt               9,581 27.2   7,532   9,322   8,490
.. Other                               4,703 89.2   2,485   4,330   3,529
Insurance contract liabilities      10,215 25.7   8,128   9,680   8,840
Other liabilities              18,962  4.8  18,100  19,265  21,861
Loan capital                       4,139 12.0   3,695   3,589   3,809

TOTAL LIABILITIES             357,888 14.5 312,474 362,137 318,903

Minority interests                 924 52.0     608     837     746
Valuation adjustments               3,494    117.1   1,610   2,952   2,062
Shareholders' funds              12,522 18.6  10,556  11,767  11,032

EQUITY                              16,940 32.6  12,773  15,556  13,840

TOTAL LIABILITIES AND EQUITY     374,828 15.2 325,247 377,694 332,743

MEMORANDUM ITEM:
Contingent liabilities              26,978 34.9  20,003  24,640  21,653

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 27, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.